SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                       ADELPHIA COMMUNICATIONS CORPORATION

                                (Name of Issuer)

                              Class A Common Stock

                         (Title of Class of Securities)

                                   006848 10 5

                                 (CUSIP Number)

                         Carl E. Rothenberger, Jr., Esq.
                                One Oxford Centre
                          301 Grant Street, 20th Floor
                            Pittsburgh, PA 15219-1410
                              Phone: (412) 562-8826

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 21, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box__ .

Check the following box if a fee is being paid with the statement__. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:        006848 10 5

         (1) Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                  John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas and Ellen K. Rigas (collectively, the "Limited Purpose Group")

         (2)      Check the Appropriate Box if a Member of a Group (a)
                                                                   (b)X

         (3)      SEC Use Only

         (4)      Source of Funds

                                      PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  The members of the Limited Purpose Group are citizens of the United States of America.


          Number of            (7)     Sole Voting Power                                            41,799,928 Shares
           Shares

        Beneficially           (8)     Shared Voting Power                                           2,398,151 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                     0**
          Reporting
         Person With           (10)    Shared Dispositive Power                                                   0**

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                  44,198,079**

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            31.4%

         (14)     Type of Reporting Person (See Instructions)
                                       00

         **See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  John J. Rigas

         (2)      Check the Appropriate Box if a Member of a Group  (a)X **
                                                                    (b)
                  **Solely with respect to voting for the election of directors.
                       See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds

                                      PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization United States of America


          Number of            (7)     Sole Voting Power                                             6,250,987 Shares
           Shares

        Beneficially           (8)     Shared Voting Power                                          37,947,092 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                        5,890,887 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                     33,387,852 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  39,278,739 (which includes 97,949 shares beneficially owned by Dorellenic, 4,000,000 shares beneficially owned by Highland Holdings II, and 20,990,230 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which John J. Rigas is a general partner, and 5,901,522 shares beneficially owned by Highland 2000, L.P. and 2,398,151 shares beneficially owned by Doris Holdings, L.P., each a limited partnership).***

         (12)     Check Box if the Aggregate Amount in Row (11) Excludes     X
                  Certain Shares Excludes 4,919,340 shares beneficially owned by other members of the Limited Purpose Group for which John J. Rigas shares the right to vote for the election of directors and as to which shares he disclaims beneficial ownership.***

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            28.9%

         (14)     Type of Reporting Person (See Instructions)
                                       IN

         ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Michael J. Rigas

         (2)      Check the Appropriate Box if a Member of a Group  (a)X **
                                                                    (b)
**Solely with respect to voting for the election of directors. See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds

                                      PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  United States of America


          Number of            (7)     Sole Voting Power
           Shares                      0--for election of directors only.
        Beneficially                   1,834,171--for all other voting purposes (see Item 5).

          Owned by

            Each               (8)     Shared Voting Power

          Reporting                    34,475,323--for election of directors only.
           Person                      32,641,152--for all other voting purposes (see Item 5).
            With

                               (9)     Sole Dispositive Power

                                       1,834,171

                               (10)    Shared Dispositive Power

                                       33,387,852


         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  35,222,023 (which includes 97,949 shares beneficially owned by Dorellenic, 4,000,000 shares beneficially owned by Highland Holdings II, and 20,990,230 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which Michael J. Rigas is a general partner, and 5,901,522 shares beneficially owned by Highland 2000, L.P. and 2,398,151 shares beneficially owned by Doris Holdings, L.P., each a limited partnership).***

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            26.7%

         (14)     Type of Reporting Person (See Instructions)
                                                           IN

         ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Timothy J. Rigas

         (2)      Check the Appropriate Box if a Member of a Group  (a) X**
                                                                    (b)
**Solely with respect to voting for the election of directors. See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds

                                      PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  United States of America


          Number of            (7)     Sole Voting Power
           Shares                      0--for election of directors only.
        Beneficially                   1,834,171--for all other voting purposes (see Item 5).

          Owned by

            Each               (8)     Shared Voting Power

          Reporting                    34,475,323--for election of directors only.
           Person                      32,641,152--for all other voting purposes (see Item 5).
            With

                               (9)     Sole Dispositive Power

                                       1,834,171

                               (10)    Shared Dispositive Power

                                       33,387,852


         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  35,222,023 (which includes 97,949 shares beneficially owned by Dorellenic, 4,000,000 shares beneficially owned by Highland Holdings II, and 20,990,230 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which Timothy J. Rigas is a general partner, and 5,901,522 shares beneficially owned by Highland 2000, L.P. and 2,398,151 shares beneficially owned by Doris Holdings, L.P., each a limited partnership).***

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            26.7%

         (14)     Type of Reporting Person (See Instructions)
                                                           IN

         ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         James P. Rigas

         (2)      Check the Appropriate Box if a Member of a Group  (a) X**
                                                                    (b)
**Solely with respect to voting for the election of directors. See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds

                                      PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  United States of America


          Number of            (7)     Sole Voting Power
           Shares                      0--for election of directors only.
        Beneficially                   1,069,635--for all other voting purposes (see Item 5).

          Owned by

            Each               (8)     Shared Voting Power

          Reporting                    33,710,787--for election of directors only.
           Person                      32,641,152--for all other voting purposes (see Item 5).
            With

                               (9)     Sole Dispositive Power

                                       1,069,635

                               (10)    Shared Dispositive Power

                                       33,387,852


         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  34,457,487 (which includes 97,949 shares beneficially owned by Dorellenic, 4,000,000 shares beneficially owned by Highland Holdings II, and 20,990,230 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which James P. Rigas is a general partner, and 5,901,522 shares beneficially owned by Highland 2000, L.P. and 2,398,151 shares beneficially owned by Doris Holdings, L.P., each a limited partnership).***

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            26.3%

         (14)      Type of Reporting Person (See Instructions)
                                       IN

                  ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Ellen K. Rigas

         (2)      Check the Appropriate Box if a Member of a Group  (a)X**
                                                                    (b)
                  **Solely with respect to voting for the election of directors. See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds

                                      PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  United States of America


          Number of            (7)     Sole Voting Power
           Shares                      0--for election of directors only.
        Beneficially                   181,363--for all other voting purposes (see Item 5).

          Owned by

            Each               (8)     Shared Voting Power

          Reporting                    31,171,064--for election of directors only.
           Person                      30,989,701--for all other voting purposes (see Item 5).
            With

                               (9)     Sole Dispositive Power

                                       181,363

                               (10)    Shared Dispositive Power

                                       30,989,701


         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  31,171,064 (which includes 97,949 shares beneficially owned by Dorellenic, 4,000,000 shares beneficially owned by Highland Holdings II, and 20,990,230 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which Ellen K. Rigas is a general partner), and 5,901,522 shares beneficially owned by Highland 2000, L.P., a limited partnership.

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            24.0%

         (14)      Type of Reporting Person (See Instructions)
                                                            IN

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Highland 2000, L.P.

         (2)      Check the Appropriate Box if a Member of a Group  (a) **
                                                                    (b)


         (3)      SEC Use Only

         (4)      Source of Funds

                                    PF/AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  United States of America


          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares

        Beneficially           (8)     Shared Voting Power                                           5,901,522 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                      5,901,522 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                   5,901,522

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             5.0%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

                  ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Highland 2000, LLC

         (2)      Check the Appropriate Box if a Member of a Group  (a) **
                                                                    (b)


         (3)      SEC Use Only

         (4)      Source of Funds

                                    PF/AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  United States of America


          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares

        Beneficially           (8)     Shared Voting Power                                           5,901,522 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                      5,901,522 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                   5,901,522

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             5.0%

         (14)     Type of Reporting Person (See Instructions)
                                       00

                  ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Doris Holdings, L.P.

         (2)      Check the Appropriate Box if a Member of a Group  (a)
                                                                    (b)

         (3)      SEC Use Only

         (4)      Source of Funds

                                    PF/AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  State of Delaware


          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares

        Beneficially           (8)     Shared Voting Power                                           2,398,151 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                      2,398,151 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                          2,398,151

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             2.1%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Eleni Acquisition, Inc.

         (2)      Check the Appropriate Box if a Member of a Group  (a)
                                                                    (b)

         (3)      SEC Use Only

         (4)      Source of Funds

                                      AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  State of Delaware


          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares

        Beneficially           (8)     Shared Voting Power                                           2,398,151 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                      2,398,151 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                          2,398,151

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             2.1%

         (14)     Type of Reporting Person (See Instructions)
                                       CO

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Highland Holdings

         (2)      Check the Appropriate Box if a Member of a Group  (a)
                                                                    (b)

         (3)      SEC Use Only

         (4)      Source of Funds

                                    PF/AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  Commonwealth of Pennsylvania


          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares

        Beneficially           (8)     Shared Voting Power                                          20,990,230 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                     20,990,230 Shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person 20,990,230 (including 500,000 owned directly, 9,433,962 deemed beneficially owned by Highland Preferred Communications, L.L.C., a 100% owned subsidiary, 8,506,268 held by Highland Communications, L.L.C., a 100% owned subsidiary, and 50,000 owned by Bucktail Broadcasting Corporation, a majority owned subsidiary of Highland Holdings).

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            16.9%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Highland Holdings II

         (2)      Check the Appropriate Box if a Member of a Group  (a)
                                                                    (b)

         (3)      SEC Use Only

         (4)      Source of Funds

                                    PF/AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  State of Delaware


          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares

        Beneficially           (8)     Shared Voting Power                                           4,000,000 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                      4,000,000 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,000,000

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             3.6%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

                  This Schedule 13D Amendment No. 10 ("Amendment No. 10") relates to the Class A Common Stock, par value $.01 per share, of Adelphia Communications Corporation, a Delaware corporation (the "Company"). This Amendment No. 10 amends and supplements the Schedule 13D previously filed with the Commission on May 27, 1988 (the "Original Schedule 13D"), as amended by amendments filed thereto through and including Amendment No. 9 (collectively, the "Schedule 13D Filings") by the Limited Purpose Group and the other filing parties thereto.

                  The descriptions contained in this Amendment No. 10 of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended hereby, and incorporated by reference herein.

1.       SECURITY AND ISSUER

                  This statement relates to the Class A Common Stock, par value $.01 per share, of Adelphia Communications Corporation, whose principal executive offices are located at One North Main Street, Coudersport, Pennsylvania 16915. The shares of Class B Common Stock, par value $.01 per share, of the Company are convertible into shares of Class A Common Stock on a one-to-one basis. The Class A Common Stock is registered under the Securities Exchange Act of 1934 while Adelphia's Class B Common Stock, par value $.01 per share, has not been so registered. The information in this Amendment No. 10 reflects (i) the issuance, since Amendment No. 9, of 61,691,607 shares of Class A Common Stock by the Company, (ii) closing under the stock purchase agreement entered into by Highland Holdings and the Company on April 9, 1999, pursuant to which Highland 2000, L.P. purchased 5,901,522 shares of Class B Common Stock from the Company on January 21, 2000, (iii) the acquisition of 500,000 Class A shares by Highland Holdings in October 1999 in the open market, (iv) the acquisition in private transactions of an aggregate of 97,932 Class B shares in December 1999 by the Rigas individuals and (v) the execution of a stock purchase agreement by Highland Holdings to purchase 2,500,000 Class B shares.

2.       IDENTITY AND BACKGROUND

                  Doris Holdings, L.P. ("Doris") is a Delaware limited partnership whose general partner is Eleni Acquisition, Inc. ("Eleni"). Highland 2000, L.P. ("Highland 2000") is a Delaware limited partnership whose general partner is Highland 2000, LLC, a Delaware limited liability company. All of the individuals who are the executive officers, directors, controlling persons and/or members of Eleni and Highland 2000, LLC are listed in Schedule A hereto. The principal business and office address of each of Doris and Eleni is One North Main Street, Coudersport, Pennsylvania 16915.

                  Highland Holdings ("Highland") and Highland Holdings II ("Highland II") are each a Pennsylvania general partnership. All of the individuals who are the general partners of Highland and Highland II include John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas and Ellen K.

Rigas, each of which is listed on Schedule A hereto. The principal business and office address of both Highland and Highland II is One North Main Street, Coudersport, Pennsylvania 16915. Highland is the sole member of Highland Communications, L.L.C. ("HC") and Highland Preferred Communications, L.L.C. ("HPC"), Delaware limited liability companies which act solely by and through Highland, the sole member, and Highland is the majority owner of Bucktail Communications Corporation ("Bucktail").

(a) See Schedule A attached hereto for each other person filing this Amendment No. 10.

(b) See Schedule A for the residence or business address of each other person filing this Amendment No. 10.

3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) On October 1, 1999, Highland entered into an agreement ("Stock Purchase Agreement") with the Company pursuant to which Highland (or its permitted assignees) agreed to purchase 2,500,000 shares of Class B Common Stock from the Company, at the price per share less the underwriting discount in the Company's October 1999 public offering, which occurred on October 1, 1999 at a net price of $55.00 per share. Highland has not yet purchased any of such stock under the Stock Purchase Agreement.

(b) On January 21, 2000, Highland 2000 (pursuant to an assignment from Highland Holdings) closed on the purchase of 5,901,522 shares of Class B Common Stock under a stock purchase agreement between Highland and the Company dated April 9, 1999, for a purchase price of $60.76 plus interest, or an aggregate of $375,000,000. The source of such funds were affiliate borrowings.

(c) On December 1, 1999, John Rigas, Michael Rigas, Timothy Rigas, James Rigas and Ellen Rigas purchased 34,132, 15,950, 15,950, 15,950 and 15,950 shares of Class B Common Stock, respectively, at $57.25 per share in a private transaction. The source of such funds was the personal funds of each of such persons.

(d) Schedule B annexed hereto sets forth any other acquisitions of Class A Common Stock by the filing parties within the sixty days prior to the filing of this Amendment No. 10. Unless otherwise noted on such Schedule B, any such acquisitions were made on an individual basis for investment purposes in over-the-counter open market transactions and the source of the purchase price paid for each of these acquisitions was the respective personal funds of each of such persons.

4.       PURPOSE OF TRANSACTION

                  Highland 2000 and the Rigas individuals purchased the above-described shares of Class B Common Stock, and Highland acquired the above-described Class A Common Stock and intends to acquire shares of Class B

Common Stock under the Stock Purchase Agreement, for investment purposes and such shares will form part of the Rigas family holdings of Common Stock and Series C Convertible Preferred Stock of the Company. The general partners of Highland and the members of Highland 2000, LLC were all filing persons prior to this Amendment No. 10.

                  The persons listed in Schedule A hereto (excluding Ellen K. Rigas), both prior to and after the above-referenced acquisition, served and continue to serve as directors and officers of the Company and in such capacities are involved generally in the Company's management, business and operations. The persons listed in Schedule A hereto, in their capacities as Class A and Class B stockholders, had the power to elect nine of the ten members of the Company's Board of Directors pursuant to the Company's Certificate of Incorporation and the Stockholders' Agreement previously filed under Item 7 hereto and discussed in Schedule C hereto.

5.       INTEREST IN SECURITIES OF THE ISSUER

(a) Each of the persons listed in Schedule A hereto directly owns shares of Class A Common Stock (other than James P. Rigas) and shares of Class B Common Stock of the Company. Highland II, Doris and Eleni own only shares of Class A Common Stock and Highland (through its subsidiaries) owns or is deemed to own shares of Class A Common Stock, Class B Common Stock and Series C Preferred Stock. Highland 2000, LLC and Highland 2000 directly own only Class B Common Stock. The Class B Common Stock and the Series C Preferred Stock owned by Highland, Highland 2000, Highland 2000, LLC and the persons on Schedule A is convertible into shares of Class A Common Stock and is therefore treated for purposes of this statement as beneficial ownership of shares of Class A Common Stock. Schedule C hereto sets forth, with respect to the Limited Purpose Group, each person listed in Schedule A, Highland II, Highland 2000, Highland 2000, LLC, Doris, Eleni and Highland, the aggregate number of shares of Class A Common Stock, and the percentage of outstanding Class A Common Stock, which may be deemed to be beneficially owned by the Limited Purpose Group, each such person and each such entity (in each case assuming that such person or entity alone converts all of his, her or its shares of Class B Common Stock or Series C Preferred Stock into shares of Class A Common Stock) as of the close of business on January 28, 2000. Each person listed in Schedule A disclaims beneficial ownership of shares of Class A and Class B Common Stock owned directly by other persons listed in Schedule A.

(b) Schedule C sets forth with respect to the Limited Purpose Group, each person listed in Schedule A and Highland II, Highland 2000, Highland 2000, LLC, Doris, Eleni and Highland the number of shares of Class A Common Stock which may be deemed to be beneficially owned by such persons as to which each person has (i) the sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition; and
(iv) shared power to dispose or to direct the disposition. The right of each person listed in Schedule A to dispose of any shares of Common Stock is subject to certain provisions of the Stockholders' Agreement previously filed under Item 7 and described in Schedule C. The right of Doris to vote or dispose of 940,000 shares is subject to the Proxy Agreement filed under Item 7 and described in Schedule C. HPC and HC can act or take action with respect to shares held by them only by and through the actions of Highland, the sole member of each.

(c) Except as set forth in Item 3 and Schedule B hereto which are incorporated herein by reference, no filing person has effected any transaction in the Class A or Class B Common Stock during the past sixty (60) days.

(d)      Not applicable.

(e)      Not applicable.

(f)      Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  (a) On October 1, 1999, Highland and the Company entered into the Stock Purchase Agreement, pursuant to which Highland agreed to purchase 2,500,000 shares of Class B Common Stock of the Company as described above, on or before July 2, 2000. The Stock Purchase Agreement is incorporated by reference herein and is filed as an exhibit under Item 7.

7.       MATERIAL TO BE FILED AS EXHIBITS

     Exhibit No.

         17. Stock Purchase Agreement, dated as of October 1, 1999, between Adelphia Communications Corporation and Highland Holdings (incorporated herein by reference is Exhibit 10.01 to the Form 10-Q of Adelphia Communications Corporation for the Quarter Ended September 30, 1999 (Commission File No. 000-16014)).

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2000                           /s/ Michael J. Rigas
Date                                       Signature


                                           John J. Rigas, individually and as a
                                           member of the Limited Purpose Group
                                           by
                                           Michael J. Rigas,
                                           Attorney-in-Fact
                                           Name/Title



January 31, 2000                           /s/ Michael J. Rigas
Date                                       Signature



                                           Michael J. Rigas, individually and as
                                           a member of the Limited Purpose Group
                                           Name/Title



January 31, 2000                           /s/ Michael J. Rigas
Date                                       Signature



                                           Timothy J. Rigas, individually and as
                                           a member of the Limited Purpose Group
                                           by
                                           Michael J. Rigas, Attorney-in-Fact

                                           Name/Title

January 31, 2000                           /s/ Michael J. Rigas
Date                                       Signature


                                           James P. Rigas, individually and as
                                           a member of the Limited Purpose Group
                                           by

                                           Michael J. Rigas, Attorney-in-Fact
                                           Name/Title

January 31, 2000                          /s/ Michael J. Rigas
Date                                      Signature


                                          Ellen K. Rigas, individually and as a
                                          member of the Limited Purpose Group by

                                          Michael J. Rigas, Attorney-in-Fact
                                          Name/Title

January 31, 2000                         DORIS HOLDINGS, L.P.
Date

                                         By: Eleni Acquisition, Inc., General
                                             Partner

                                         By:  /s/ Michael J. Rigas
                                              Signature

                                         Michael J. Rigas, Vice President
                                         Name/Title

January 31, 2000                         ELENI ACQUISITION, INC.
Date

                                         By:  /s/ Michael J. Rigas
                                              Signature

                                         Michael J. Rigas, Vice President
                                         Name/Title

January 31, 2000                         HIGHLAND HOLDINGS
Date

                                         By:  /s/ Michael J. Rigas
                                              Signature

                                         Michael J. Rigas, Partner
                                         Name/Title

January 31, 2000                         HIGHLAND HOLDINGS II
Date

                                         By:  /s/ Michael J. Rigas
                                              Signature

                                         Michael J. Rigas, Partner
                                         Name/Title

January 31, 2000                         HIGHLAND 2000, L.P.
Date

                                         By:  HIGHLAND 2000, LLC
                                         By:  /s/ Michael J. Rigas
                                              Signature

                                         Michael J. Rigas, Authorized Member
                                         Name/Title

January 31, 2000                         HIGHLAND 2000, LLC
Date

                                         By:  /s/ Michael J. Rigas
                                              Signature

                                         Michael J. Rigas, Authorized Member
                                         Name/Title

                                                  SCHEDULE A
                                                      TO

CUSIP No. 006848 10 5                            SCHEDULE 13D
                                              (AMENDMENT NO. 10)



                                                            Principal Occupation or Employment and Principal

Name and Business Address                                   Business and Address

John J. Rigas                                               Chairman, Chief Executive Officer and President
One North Main Street                                       Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                             One North Main Street
                                                            Coudersport, Pennsylvania 16915

Michael J. Rigas                                            Executive Vice President
One North Main Street                                       Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                             One North Main Street
                                                            Coudersport, Pennsylvania 16915

Timothy J. Rigas                                            Executive Vice President, Chief Financial
One North Main Street                                         Officer and Treasurer
Coudersport, Pennsylvania 16915                             Adelphia Communications Corporation
                                                            One North Main Street
                                                            Coudersport, Pennsylvania 16915

James P. Rigas                                              Vice Chairman and Chief Executive Officer
One North Main Street                                       Adelphia Business Solutions, Inc.
Coudersport, Pennsylvania 16915                             One North Main Street
                                                            Coudersport, Pennsylvania 16915

Ellen K. Rigas                                              Self-employed
One North Main Street                                       Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                             One North Main Street

                                                            Coudersport, Pennsylvania 16915

                                                  SCHEDULE B
                                                      TO

CUSIP No. 006848 10 5                            SCHEDULE 13D
                                              (AMENDMENT NO. 10)

                                        Purchases of Class A Common Stock by Highland Holdings

---------------------------------------- -------------------------------------- --------------------------------------
           Date of Purchase                        Number of Shares                        Price Per Share
           ----------------                        ----------------                        ---------------
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               10/15/99                                      100,000                             $49.6187
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               10/18/99                                      200,000                             $50.1124
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               10/20/99                                      134,500                             $49.6185
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               10/21/99                                       50,000                             $48.743
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               10/22/99                                       15,500                             $52.9556
                                                            --------
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
                                                       Total 500,000

---------------------------------------- -------------------------------------- --------------------------------------


                                                  SCHEDULE C
                                                      TO

CUSIP No. 006848 10 5                            SCHEDULE 13D
                                              (AMENDMENT NO. 10)

                                                                26

1.       AMOUNT BENEFICIALLY OWNED

                  LIMITED PURPOSE GROUP. The Limited Purpose Group is deemed to beneficially own 44,198,079 shares of the Class A Common Stock of the Company, which number in part includes 97,949 shares of Class A Common Stock beneficially owned by Dorellenic, 20,990,230 shares of Class A Common Stock beneficially owned or deemed beneficially owned by Highland, 4,000,000 shares of Class A Common Stock beneficially owned by Highland II, 5,901,522 shares beneficially owned by Highland 2000, and 2,398,151 shares beneficially owned by Doris. Each of Dorellenic, Highland and Highland II is a general partnership in which each of the members of the Limited Purpose Group are the sole general partners. Each member of the Limited Purpose Group disclaims beneficial ownership of the shares of Class A and Class B Common Stock directly held by other members of the Limited Purpose Group or into which the shares of Class B Common Stock directly held by the other members of the Limited Purpose Group are convertible.

                  Each member of the Limited Purpose Group, as well as Dorellenic, is a party to a Stockholders' Agreement wherein they agreed that so long as they are the holders and beneficial owners in the aggregate of not less than 25% of the combined voting power of the issued and outstanding Common Stock, they shall vote their shares of Common Stock for the election of the directors designated by a majority of the voting power of the shares of Common Stock owned by them as a group. "Common Stock" is defined in the Stockholders' Agreement to include the Class A Common Stock and the Class B Common Stock and any class or series of any class of capital stock into which such shares shall be converted, and any other class or series of any class of capital stock of Issuer which has voting power of any nature. Accordingly, and consistent with past practice, the members of the Limited Purpose Group are acting as a group only with respect to voting for the election of directors and not for the purpose of acquiring, disposing or otherwise voting such securities.

                  To the extent that John J. Rigas has a majority of the voting power of the shares of Common Stock owned collectively by the Limited Purpose Group, he has the right by agreement to direct the vote of the shares held by the other members of the Limited Purpose Group but only with respect to the election of directors, and he has the right to consent to a sale of such shares by other members of the Limited Purpose Group.

                  The right of a party to the Stockholders' Agreement to dispose of shares of Common Stock covered thereby, in the absence of the consent of the holders of a majority of the voting power of the shares of Common Stock owned by the parties to the Stockholders' Agreement as a group, generally is subject to the pro rata right of first refusal of the other parties to the Stockholders' Agreement in the event of a contemplated Public Sale (as defined in the Stockholders' Agreement) and to a right of first refusal in the Company and the other parties to the Stockholders' Agreement in the event of a contemplated Private Sale (as defined in the Stockholders' Agreement) of any shares of Common Stock by any party thereto. The Stockholders' Agreement also mandates in certain circumstances that a decedent stockholder's estate offer to sell shares of Common Stock in such estate to the other surviving stockholders.

                  Neither Dorellenic nor Highland nor Highland II is included in the Schedule 13D Filings or this Amendment No. 10 as a member of the Limited Purpose Group since their respective share ownership is set forth as being beneficially owned by each of its general partners who are themselves members of the Limited Purpose Group and are reporting such ownership hereby.

                  Each of John J. Rigas, Michael J. Rigas, Timothy J. Rigas and James P. Rigas (the "Sellers") is a party to a Proxy Agreement which gives each of the Sellers voting rights over certain of the 940,000 shares of Class A Common Stock held by Doris and certain rights of first refusal over all such shares. Accordingly, shares held by Doris over which each Seller has voting rights are reported as shares as to which such person shares voting rights with Doris and each Seller reports shared dispositive power over such shares held by Doris pursuant to the right of first refusal and the requirement of Sellers' consent to any other sale by Doris. The Limited Purpose Group reports shared voting power over such shares held by Doris.

                  John J. Rigas, Michael J. Rigas, Timothy J. Rigas and James P. Rigas are shareholders, directors and officers of Eleni Acquisition, Inc., the general partner of Doris, and, with Ellen K. Rigas, are the members of Highland 2000, LLC, the general partner of Highland 2000, L.P. As such, they share voting and investment control over the 1,458,151 shares of Class A Common Stock held by Doris, in addition to the 940,000 shares held by Doris, as discussed above, and the 5,901,522 shares of Class B Common Stock held by Highland 2000. Accordingly, the shares held by Doris and Highland 2000 are reported as shares as to which such respective individuals and the Limited Purpose Group share voting and dispositive power.

                  LIMITED PURPOSE GROUP MEMBERS AND INDIVIDUAL REPORTING PERSONS. John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas and Ellen K. Rigas are deemed to beneficially own 39,278,739, 35,222,023, 35,222,023, 34,457,487 and 31,171,064 shares, respectively, of the Class A
Common Stock of the Company, each of which amounts includes 97,949 of the same shares of Class A Common Stock owned directly by Dorellenic, a general partnership in which the above-named individuals are the sole general partners, 20,990,230 and 4,000,000 of the same shares, respectively, beneficially owned or deemed beneficially owned by Highland and Highland II, general partnerships in which all such individuals are the sole general partners and 5,901,522 of the same shares beneficially owned by Highland 2000, a limited partnership. In addition, John J. Rigas has the right by agreement to direct the vote for the election of directors of an additional 4,919,340 shares of the Class A Common Stock owned directly by the other members of the Limited Purpose Group (assuming such persons convert their Class B Common Stock into Class A Common Stock) which, for purposes of the Schedule 13D Filings and this Amendment No. 10, gives John J. Rigas beneficial ownership of a total of 44,198,079 shares of Class A Common Stock.

2.       PERCENT OF CLASS

                  LIMITED PURPOSE GROUP. Based upon 140,689,910 shares of Class A Common Stock outstanding (which assumes (i) the conversion of 16,735,998 shares of Class B Common Stock into Class A Common Stock by each of the members of the Limited Purpose Group and by Dorellenic, (ii) the conversion of 80,000 shares of Series C Preferred Stock into 9,433,962 shares of Class A Common Stock by Highland Holdings, and (iii) the purchase by Highland Holdings of 2,500,000 shares of Class B Common Stock pursuant to its pending agreement and the conversion of such shares into Class A Common Stock), the Limited Purpose Group's beneficial ownership represents 31.4%.

                  LIMITED PURPOSE GROUP MEMBERS AND INDIVIDUAL REPORTING PERSONS

                  JOHN J. RIGAS: Based upon 135,772,570 shares of Class A Common Stock outstanding (which assumes the conversion of 11,818,658 shares of Class B Common Stock held of record by John J. Rigas, Dorellenic or Highland 2000 into shares of Class A Common Stock, the purchase by Highland Holdings and conversion into Class A Common Stock of 2,500,000 shares of Class B Common Stock which may be purchased under the Stock Purchase Agreement and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,962 shares of Class A Common Stock by Highland Holdings), John J. Rigas' beneficial ownership represents 28.9%. In addition, John J. Rigas shares or has the right by agreement to direct the vote for the election of directors of, and to consent to the private sale of, an additional 4,919,340 shares of Class A Common Stock beneficially owned by the other members of the Limited Purpose Group (assuming such persons converted their Class B Common Stock into Class A Common Stock) which increases John J. Rigas' beneficial ownership to 31.4%.

                  MICHAEL J. RIGAS AND TIMOTHY J. RIGAS: Based upon 131,787,354 shares of Class A Common Stock outstanding (which assumes respectively, for each individual, the conversion of 7,833,442 shares of Class B Common Stock held of record by such person, Dorellenic or Highland 2000 into shares of Class A Common Stock, the purchase by Highland Holdings and conversion into Class A Common Stock of 2,500,000 shares of Class B Common Stock which may be purchased under the Stock Purchase Agreement and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,962 shares of Class A Common Stock by Highland Holdings), each such individual's beneficial ownership represents 26.7%.

                  JAMES P. RIGAS: Based upon 130,925,069 shares of Class A Common Stock outstanding (which assumes the conversion of 7,069,106 shares of Class B Common Stock held of record by James P. Rigas, Dorellenic or Highland 2000 into shares of Class A Common Stock, the purchase by Highland Holdings and conversion into Class A Common Stock of 2,500,000 shares of

                  Class B Common Stock which may be purchased under the Stock Purchase Agreement and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,962 shares of Class A Common Stock by Highland Holdings), James P. Rigas' beneficial ownership represents 26.3%.

                  ELLEN K. RIGAS: Based upon 130,133,146 shares of Class A Common Stock outstanding (which assumes the conversion of 6,179,234 shares of Class B Common Stock held of record by Ellen K. Rigas, Dorellenic or Highland 2000 into shares of Class A Common Stock, the purchase by Highland Holdings and conversion into Class A Common Stock of 2,500,000 shares of Class B Common Stock which may be purchased under the Stock Purchase Agreement and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,962 shares of Class A Common Stock by Highland Holdings), Ellen K. Rigas' beneficial ownership represents 24.0%.

                  HIGHLAND HOLDINGS: Based on 123,953,912 shares of Class A Common Stock outstanding (which assumes the conversion of 80,000 shares of Series C Preferred Stock into 9,433,962 shares of Class A Common Stock by Highland Holdings and the purchase by Highland Holdings and conversion into Class A Common Stock of 2,500,000 shares of Class B Common Stock which may be purchased under the Stock Purchase Agreement), Highland's beneficial ownership represents 16.9%.

                  DORIS HOLDINGS, L.P. (AND, AS TO THE SAME SHARES, ELENI ACQUISITION, INC.): Based on 112,019,950 shares of Class A Common Stock outstanding, the beneficial ownership of each of Doris and Eleni represents 2.1%.

                  HIGHLAND HOLDINGS II: Based on 112,019,950 shares of Class A Common Stock outstanding, Highland II's beneficial ownership represents 3.6%.

                  HIGHLAND 2000, L.P. (AND, AS TO THE SAME SHARES, HIGHLAND 2000, LLC): Based on 117,921,472 shares of Class A Common Stock outstanding, including the conversion of 5,901,522 shares of Class B Common Stock held by Highland 2000 into Class A Common Stock, the beneficial ownership of Highland 2000 represents 5.0%.